Putnam Investments

One Post Office Square

Boston, MA 02109

August 29, 2016

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Jaea Hahn and Christina DiAngelo Fettig

Re: Comments on Registration Statement on Form N-14 (File No. 333-212963), filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2016 (the “Registration Statement”), of Putnam Variable Trust, with respect to its series, Putnam VT Growth Opportunities Fund (the “Fund”)

Dear Ms. Hahn and Ms. DiAngelo Fettig:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on August 19, 2016 and August 26, 2016 regarding the Registration Statement. The Registration Statement relates to the merger of Putnam VT Voyager Fund with and into the Fund (Putnam VT Voyager Fund and the Fund referred to herein as the “funds”). For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

General Comment

1.	Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Fund will revise the Registration Statement to provide all material information and to remove all brackets.

Prospectus

2.	Comment: Please add a separate question to the section “Questions and Answers Regarding the Merger” describing the costs associated with the merger. Please specify the costs, which parties are bearing the costs, and the rationale behind the allocation of merger costs between the funds.

Response: The Fund will add the requested disclosure to the “Questions and Answers Regarding the Merger” section.

3.	Comment: Throughout the prospectus, please include disclosure that the lower expense ratios resulting from the merger will only be achieved after the costs of the merger have been paid.

Response: The Fund will revise the prospectus to include the requested disclosure.

4.	Comment: Please consider including the payback period for the merger costs for each fund.

Response: The Fund respectfully declines to make a change in response to this comment. We note that Form N-14 does not require the inclusion of the payback period for merger costs, and, therefore, the Fund does not intend to include the payback period in the Registration Statement.

5.	Comment: In Question 3 (“Why did the Trustees approve the merger?”) in the section “Questions and Answers Regarding the Merger,” please provide additional detail as to why the funds are being merged, or, supplementally, explain why the merger will result in more efficient portfolio management.

Response: We believe that the Registration Statement fully describes the considerations and findings of the Board of Trustees of the funds with respect to the merger. Putnam Management believes that the merger will result in more efficient management of the funds because the funds have the same portfolio manager and investment objective, and have substantially similar investment strategies. Instead of managing two largely similar portfolios, taking into consideration the size of each fund and other fund-specific considerations when making investment decisions, the portfolio manager can manage one, larger portfolio. The portfolio manager will be able to devote investment resources to one portfolio, rather than two, therefore using the resources more efficiently.

6.	Comment: In Question 4 (“How do the investment goals, strategies, policies and restrictions of the two funds compare?”) in the section “Questions and Answers Regarding the Merger,” the Registration Statement states that “[a]s of the date of this Prospectus, there is significant overlap in the portfolio composition of Putnam VT Voyager Fund and Putnam VT Growth Opportunities Fund.” If possible, please include disclosure quantifying the significant overlap in portfolio composition.
7.	Response: The Fund will revise the prospectus disclosure to state that as of July 31, 2016, 75% of the securities held by Putnam VT Voyager Fund (including derivative positions, but not including investments in short-term fixed-income securities, such as U.S. Treasuries) were also held by Putnam VT Growth Opportunities Fund. Comment: Supplementally, please confirm that any portfolio realignment of the funds was not done in anticipation of the merger.

Response: We confirm that no portfolio realignment has been done for either of the funds in anticipation of the merger. Any portfolio realignment has occurred in the normal course of operations, and as a result of the portfolio manager change of Putnam VT Voyager Fund in February 2016.

8.	Comment: Please remove the table from Question 5 of the section “Questions and Answers Regarding the Merger.”

Response: The table will be removed as requested. In lieu of the table, Question 5 will include narrative disclosure comparing the funds’ expense structures.

9.	Comment: In the Annual Fund Operating Expenses table, we note that the individual fund fees and expenses are as of December 31, 2015 (the funds’ fiscal year end), while the pro forma fees and expenses are as of May 31, 2016. If fees are “current,” the Commission Staff takes the position that all fee and expense information in the Annual Fund Operating Expenses table should be as of the same date. Please review and update as necessary to ensure that all fees are current as required by Item 3 of Form N-14.

Response: The Annual Fund Operating Expenses table now reflects current fees and expenses for each fund as of May 31, 2016, as well as pro forma fees and expenses reflecting the fees and expenses of the combined fund as of May 31, 2016.

10.	Comment: Please confirm that the fees and expenses presented in the Annual Fund Operating Expenses table represent current fees in accordance with Item 3 of Form N-14.

Response: We confirm that the fees in the Annual Fund Operating Expenses table, as updated in response to Comment 9 above, represent current fees in accordance with Item 3 of Form N-14.

11.	Comment: In the footnote to the Annual Fund Operating Expenses table that relates to the expense limitation, please add additional detail regarding what fund expenses are included in the expense limitation.

Response: The Fund respectfully declines to make a change in response to this comment. We note that Item 3 of Form N-14 requires the inclusion of a table showing the current fees for the registrant using the format prescribed by Item 3 of Form N-1A. Instruction 3.e. to Item 3 of Form N-1A requires that if a fund reflects an expense reimbursement or fee waiver arrangement in its fee table, the fund must disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances. Putnam Management believes that the disclosure in the footnotes to the Annual Fund Operating Expenses table satisfies the requirements of Instruction 3.e to Item 3 of Form N-1A, and, therefore, Item 3 of Form N-14. The Statement of Additional Information provides further detail about all expense limitation and fee waiver arrangements of the Fund. Additionally, the disclosure in the prospectus is consistent with what is reflected in the Fund’s effective registration statement on Form N-1A.

12.	Comment: We note that the expense limitation described in the Annual Fund Operating Expenses table continues through April 30, 2017. In the Example, for the one-year example, please prorate the expense limitation amount based on the remaining time of the waiver.

Response: The Fund’s Trustees have approved the extension of the Fund’s expense limitation agreement for an additional one-year term. Accordingly, the date in the footnote to the Annual Fund Operating Expenses will be revised to reflect that the expense limitation will remain in place until April 30, 2018. As a result, the entire one-year period reflected in the Example is covered by the current expense limitation agreement. We note that the disclosure preceding the Example table makes clear that only the one-year example reflects the impact of the expense limitation agreement.

13.	Comment: In the section “Trustees’ Considerations Relating to the Merger,” briefly describe if the Trustees considered any other potential merger scenarios or merger partners. If the Trustees did not consider any other merger scenarios, please state that supplementally.

Response: We confirm that the Trustees did not consider any other merger scenarios.

14.	Comment: In the Capitalization table, please ensure that the footnotes are anchored appropriately in the table.

Response: The requested change will be made.

15.	Comment: In the Agreement and Plan of Reorganization, which is included with the prospectus, please confirm that the language of Section 5(a) accurately reflects the allocation of merger costs.

Response: The language of Section 5(a) of the Agreement and Plan of Reorganization will be revised to reflect that all direct fees and expenses, including legal and audit costs, of the merger will be allocated pro rata based on the net assets of the funds, and that printing and mailing costs of the N-14 prospectus will be borne by Putnam VT Voyager Fund.

Statement of Additional Information

16.	Comment: In the section “Independent Registered Public Accounting Firm,” please update references to the funds’ financial statements to accurately reflect that the funds’ December 31, 2015 audited financial statements are incorporated by reference to the Registration Statement.

Response: The requested change will be made.

17.	Comment: Consider reordering the pro forma financial statements so that the Notes follow the financial statements.

Response: The requested change will be made and the Notes will be moved to follow the pro forma financial statements.

18.	Comment: Please consider AICPA 2010/2011 Investment Company Industry Development Audit Risk Alert and include any additional recommended disclosures, as appropriate. While this Risk Alert is explicitly for narrative pro forma financial statements, the Commission Staff recommends that the relevant disclosures should be included in all N-14 pro forma financial statements.

Response: We have considered the AICPA 2010/2011 Investment Company Industry Development Risk Alert and have added the recommended disclosures, as applicable.

19.	Comment: In footnote (a) in the “Notes to the funds’ portfolio” section, the following sentence seems to conflict with disclosure earlier in the Registration Statement that no portfolio realignment was done in anticipation of the merger: “Accordingly, no adjustments have been made to indicate holdings that would be sold in anticipation of the merger to accommodate the investment strategies of Putnam VT Growth Opportunities Fund.” Please revise, or, supplementally, explain why the disclosure is not inconsistent.

Response: The sentence referenced above will be deleted from footnote (a) in the “Notes to the funds’ portfolios” section. As stated above, no portfolio realignment was done in anticipation of the merger.

20.	Comment: In the “funds’ portfolios” section of the pro forma financial statements, please tickmark all securities that have been sold since December 31, 2015.

Response: Any changes to the funds’ portfolios since December 31, 2015 have been made as a result of portfolio management decisions in the normal course of managing the funds. In this regard, we note that, effective February 19, 2016, the portfolio manager of Putnam VT Growth Opportunities Fund replaced the portfolio manager of Putnam VT Voyager Fund. Any portfolio realignment has been done in accordance with the fund’s stated investment objective and strategies, and was not done in anticipation of the merger.

Because any sales of securities since the date of the pro forma financial statements have been made in the normal course of business, it is unclear to Putnam what value the tickmark indicating the security that had been sold would add for shareholders. As an alternative to the proposed tickmark, Putnam has included disclosure in the footnotes to the “funds’ portfolios” section of the pro forma financial statements stating that there has been portfolio realignment of Putnam VT Voyager Fund as a result of a portfolio manager change in February 2016, and that any portfolio realignment has been done in accordance with the fund’s stated investment objective and strategies, and was not done in anticipation of the merger.

21.	Comment: In the Statement of Assets and Liabilities and Statement of Operations of the pro forma financial statements, please add a statement referring shareholders to the Notes to the Financial Statements.

Response: The requested change will be made.

Putnam Variable Trust, with respect to the Registration Statement, further acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the Amendment; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Fund.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson

Associate Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP

Peter T. Fariel, Putnam Investments